Exhibit 16.1

Tel: 617-422-0700 Fax: 617-422-0909 www.bdo.com	One International Place Boston, MA 02110

September 22, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 20, 2021, to be filed by our former client, Mustang Bio, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limted liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for BDO network and for each of the BDO Member Firms.